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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC FILE NUMBER
                                                                          0-7261
                                   Form 12b-25

                           NOTIFICATION OF LATE FILING
                                                                    CUSIP NUMBER
                                                                     159420 20 7

(Check One): |_|Form 10-K |_|Form 20-F |_|Form 11-K |X|Form 10-Q |_|Form N-SAR

For Period Ended: March 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

     Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

lf the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:

PART I - - REGISTRANT INFORMATION

Full Name of Registrant                      Chaparral Resources, Inc.

Former Name if Applicable

Address of Principal Executive Office        16945 Northchase Drive, Suite 1620
(Street and Number)

City, State and Zip Code                     Houston, TX 77060


PART II - - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, ll-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, ll-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

     See attached

PART IV - - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification

     Michael B. Young        281              877-7100
     ----------------        ---              --------
     (Name)              (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or l5(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                |_| Yes a |X| No

     Part III, Items 10-13 on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

(3) If it is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached

--------------------------------------------------------------------------------

                            Chaparral Resources, Inc.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2000                      By /s/ Michael B. Young
------------------                      -----------------------
                                        Michael B. Young, Treasurer & Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U. S. C. 1001).

                         ATTACHMENT PAGE TO FORM 12b-25
                            CHAPARRAL RESOURCES, INC.


PART III - NARRATIVE

     Registrant owns an interest in oil and gas properties in a foreign country through a subsidiary, which has a 50% interest in a foreign entity that owns the interest in the oil and gas properties. The Registrant has been advised that delays have been encountered in completing the financial information for such entities. Therefore, the Registrant is unable to obtain the required financial information for the quarter ended March 31, 2000, in order for the Registrant's Quarterly Report on Form 10-Q to be filed within the prescribed time period.

PART IV - OTHER INFORMATION

     (3) Registrant will report a net loss between $2,300,000 and $2,400,000 for the three months ended March 31, 2000, and reported a net loss of $589,000 for the three months ended March 31, 1999. The increase in the loss was primarily due to increased operational activity in the Karakuduk Field, increased financing costs related to the Company's indebtedness, and application of EITF 99-10, Percentage Used to Determine the Amount of Equity Method Losses, which requires the recognition of 100% of the equity losses from the Registrant's foreign equity investee.